RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on July 22, 2008. Common shareholders voted on the election of Trustees.

With regard to the election of the following Class III Trustees by common shareholders of the Fund:

                           # OF SHARES IN FAVOR      # OF SHARES WITHHELD

Robert B. Karn III         15,903,754                  171,701
John M. Roeder             15,905,571                  169,884
Ronald E. Toupin, Jr.      15,900,532                  174,923

The other Trustees of the Fund whose terms did not expire in 2008 are Randall C. Barnes, Joseph E. Gallagher, Jr., Nicholas Dalmaso, Howard H. Kaplan, and Ronald
A. Nyberg.